EXHIBIT 1.02

CDC Software To Implement its PeoplePoint Solution At its First

Aged Care Customer in New Zealand (Australia)

Oceania Group chooses PeoplePoint’s end-to-end aged care management solution.

AUCKLAND, SYDNEY, ATLANTA – June 11, 2010 – CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced it will implement its PeoplePoint aged care solution at Oceania Group, one of New Zealand’s largest care providers with a nationwide network of senior living facilities.

Oceania Group chose PeoplePoint, an end-to-end age care management solution based on Microsoft Dynamics AX , after an extensive analysis and due diligence.

“This is a fantastic win-win and represents our first aged care customer in New Zealand,” said Frank Hung, Managing Director of CDC Software Australia, “PeoplePoint is successful in the Australian market where we have a large base of clients and we’re very excited to be implementing the solution in New Zealand for Oceania.

“The development philosophy behind PeoplePoint was always to extend its reach into New Zealand and the broader international market place. Working in partnership, CDC Software’s PeoplePoint business and Oceania Group, will embed a range of enhancements into the software to reflect local New Zealand compliance and focus,” Mr Hung said.

Oceania Group offers a fully integrated service and complete continuum of care for the elderly across New Zealand; from independent living in a private apartment, villa or townhouse, to rest home, respite and palliative care. Matthew Ward, Chief Financial Officer of Oceania Group said, “The PeoplePoint implementation is a strategic project for Oceania Group since it is a long-term solution that supports the full care life-cycle using a single health record.

“We needed a single solution that would simplify the administration that surrounds aged care management and eliminate duplicates across our organisation. We believe the single database, single health care record and integrated functionality of PeoplePoint will achieve this.”

The project will commence with the implementation of the Resident Management and Finance application which will support Oceania Group’s expansive Retirement Village operations. Second phases of the planned three year project will include the roll out of Clinical Care and Project Plans.

“There is going to be localisation needed to support our New Zealand clinical standards and to meet our NZ Ministry of Health legislation,” said Mr Ward. “I see this as an opportunity for us to get the best of what the PeoplePoint solution and the Microsoft infrastructure has to offer and to meet our exact operational requirements at the same time,” he said.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About PeoplePoint Software

PeoplePoint Software delivers integrated and innovative solutions that enable care suppliers to achieve business efficiencies while improving the quality of care for their residents, the elderly and customers. PeoplePoint solutions have more than 1,500 concurrent users in Australia and New Zealand and its portfolio of applications include PeoplePoint Clinical Care solution, PeoplePoint Community Services solution, PeoplePoint Retirement Villages and PeoplePoint Residential Management solution that address the full continuum of care and services offered to the senior community and deliver a single health record as a basis for all interactions. For more information, please visit www.peoplepointsoftware.com.au

For More Information

Media Enquiries:

Warren Muir

PeoplePoint Software Pty Ltd

Phone: 1300 684 479

E-mail: warren.muir@cdcsoftware.com

Jimmy Hong

CDC Software Australia

Phone: 02 8870 7287

E-mail: jimmy.hong@cdcsoftware.com.au